July 4, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-14-11

QUATERRA OPTIONS MICROONDAS PRECIOUS METAL PROSPECT
IN ZACATECAS, MEXICO

VANCOUVER, B.C. - Quaterra Resources Inc. today announced that it has, subject to acceptance of appropriate filings with the TSX Venture Exchange and the NYSE Amex Exchange, finalized an option agreement with La Cuesta International, Inc. (LCI) to acquire a 100% interest in the Microondas prospect located in Zacatecas, Mexico, about 17 kilometers south-southeast of Rio Grande.

The property covers an area of 9,057 hectares (35 square miles) and is prospective for vein and stockwork related gold-silver mineralization with bulk tonnage potential. Quaterra’s near-term plans include geologic mapping, sampling and geophysical surveys to define drill targets.

Quaterra has the right to earn a 100% interest in the property by making semi-annual lease/pre-production payments and paying a 1% Net Smelter Return royalty payment that is capped at US$5 million. A portion of the property carries an uncapped 2% NSR royalty. Quaterra, at its option, may issue LCI 20,000 common shares or its cash equivalent on or before June 12, 2012. As noted above, application is being made to the relevant exchanges for authority to issue the 20,000 common shares.

Quaterra has also agreed to issue 18,595 shares to Roman Friedrich & Company Ltd. at a deemed price of $1.21 per share in consideration of certain financial and advisory services provided to the Company pursuant to an agreement dated April 15, 2011. The Company has received the approval of the TSX Venture Exchange for this transaction.

On behalf of the Board of Directors,
Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management